                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 1)/1/


                         ALLIED WASTE INDUSTRIES, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                     019589
                                 (CUSIP Number)


                             John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                             300 South Grand Avenue
                       Los Angeles, California 90071-3132
                                 (213) 612-2500

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 7, 1999
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box.   [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP No. 019589                   13D                  Page 2 of 13 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Apollo Investment Fund III, L.P.
------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                              (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

             OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                        [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                0 shares of Common Stock
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 26,376,765 shares of Common Stock
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
                              0 shares of Common Stock
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER
       WITH
                              26,376,765 shares of Common Stock
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,376,765 shares of Common Stock
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
      CERTAIN SHARES*
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.4%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 019589                    13D                  Page 3 of 13 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Apollo Overseas Partners III, L.P.
------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                              (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

             OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                        [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                0 shares of Common Stock
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 26,376,765 shares of Common Stock
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
                              0 shares of Common Stock
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER
       WITH
                              26,376,765 shares of Common Stock
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,376,765 shares of Common Stock
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
      CERTAIN SHARES*
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.4%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 019589                   13D                   Page 4 of 13 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Apollo (UK) Partners III, L.P.
------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                              (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

             OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                        [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                0 shares of Common Stock
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 26,376,765 shares of Common Stock
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
                              0 shares of Common Stock
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER
       WITH
                              26,376,765 shares of Common Stock
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,376,765 shares of Common Stock
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
      CERTAIN SHARES*
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.4%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 019589                    13D                  Page 5 of 13 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Apollo Advisors II, L.P.
------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                              (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

             OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                        [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                0 shares of Common Stock
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 26,376,765 shares of Common Stock
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
                              0 shares of Common Stock
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER
       WITH
                              26,376,765 shares of Common Stock
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,376,765 shares of Common Stock
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
      CERTAIN SHARES*
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.4%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 019589                    13D                  Page 6 of 13 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Apollo Management IV, L.P.
------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                              (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

             OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                        [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                0 shares of Common Stock
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 0 shares of Common Stock
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
                              0 shares of Common Stock
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER
       WITH
                              0 shares of Common Stock
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 shares of Common Stock
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
      CERTAIN SHARES*
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED



     The Statement on Schedule 13D of Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (UK) Partners III, L.P. and Apollo Advisors II, L.P. (collectively "Apollo III") relating to the Common Stock, par value $0.01 per share, of Allied Waste Industries, Inc., a Delaware corporation (the "Company"), is hereby amended to add Apollo Management IV, L.P. ("Apollo Management" and together with Apollo III, the "Reporting Persons") as a Reporting Person and as set forth herein. Responses to each item below are incorporated by reference into each other item, as applicable.

Item 2.  Identity and Background.
-------  ------------------------

     Item 2 is hereby amended by adding the following text at the end thereof:

     Apollo Management, a Delaware limited partnership, serves as manager of Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. (collectively, "Apollo IV"), private securities investment funds, and manages their day-to-day operations. Apollo Management is an affiliate of Apollo III.

     AIF IV Management, Inc., a Delaware corporation ("AIF IV Management"), is principally engaged in the business of serving as general partner of Apollo Management. Messrs. Leon D. Black and John J. Hannan serve as directors and executive officers of AIF IV Management.

     The business address of Apollo Management and AIF IV Management is 1301 Avenue of the Americas, New York, NY 10019. The business address of Apollo IV is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

Item 4.  Purpose of Transaction.
-------  -----------------------

     Item 4 is hereby amended by adding the following text at the end thereof:

     The response to Item 6 of this Schedule 13D is incorporated herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
-------  ---------------------------------------------------------------------
         to the Securities of the Issuer.
         -------------------------------

     Item 6 is hereby amended by adding the following text at the end thereof:

                                Page 7 of 13 Pages

     On March 7, 1999, Apollo Management (an affiliate of Apollo III), on behalf of one or more affiliated investment funds under management and/or its designees ("Apollo"), entered into an equity commitment letter agreement (the "Equity Commitment Letter Agreement") with Blackstone Capital Partners III Merchant Banking Fund L.P. (together with its designees, "Blackstone"), Greenwich Street Capital Partners II, L.P. and certain affiliates (together with their designees, "Greenwich Capital") and DLJ Merchant Banking Partners II, L.P. and certain affiliates ("DLJMB" and together with Apollo, Blackstone and Greenwich Capital, the "Investors"), pursuant to which the Investors severally agreed, subject to certain conditions, to purchase from the Company an aggregate of 1,000,000 shares (the "Shares") of a newly created series of preferred stock (the "Preferred Stock") for an aggregate of $1 billion (collectively, the "Equity Commitment"), including an aggregate of 440,000 Shares and $440 million by Apollo Management. The Equity Commitment was made in connection with the Company's proposed acquisition (the "Acquisition") of all of the outstanding capital stock of Browning-Ferris Industries, Inc. ("Browning Ferris") and for the purpose of providing the equity capital in support of the Acquisition. In addition, the Acquisition is proposed to be funded with approximately $9 billion of principal amount of newly issued indebtedness. Pursuant to the Equity Commitment Letter Agreement, the commitment of the Investors will terminate if the Acquisition has not been consummated by December 31, 1999 or upon the Company notifying the Investors that the Company has elected not to consummate the Acquisition.

     It is expected that a final allocation of the commitment by Apollo Management in the Equity Commitment Letter Agreement will be made among the Reporting Persons and other related investment funds prior to the closing of the Acquisition. The number of shares reported on the cover pages to this Schedule 13D excludes any shares of Preferred Stock.

     The following is a summary of certain expected terms of the Preferred
Stock:

     Liquidation Preference. The Preferred Stock has a liquidation preference of $1,000 per share, plus all accrued and unpaid dividends (the "Liquidation Preference").

     Dividends. Holders of Preferred Stock are entitled to receive quarterly dividends at an annual rate as follows, but in no event less than the aggregate quarterly dividend last declared with respect to the aggregate shares of Common Stock into which the Preferred Stock is then convertible: (i) with respect to quarterly dividends accruing prior to the date on which stockholder approval for the conversion of the Preferred Stock to Common Stock ("Stockholder Approval") has been obtained, (A) 6.5% of the Liquidation Preference per annum during the first six months after the date of issuance of the Preferred Stock (the "Issue Date"), and (B) thereafter, 6.5% of the Liquidation Preference per annum plus an additional 1% of the Liquidation Preference per annum for each six month period after the Issue Date until Stockholder Approval is obtained (but not to exceed 12% of the Liquidation Preference per annum), and (ii) with respect to quarterly dividends accruing on or after Stockholder Approval has been obtained, 6.5% of the Liquidation Preference per annum; provided, that after the tenth anniversary of the Issue Date, dividends shall accrue at the rate of 12% of the Liquidation Preference per annum.

     Notwithstanding the foregoing, any dividends accruing on or after the fifth anniversary of the Issue Date that are not paid in cash on the applicable dividend payment date shall accrue at 12% of the Liquidation Preference per annum.

     All dividends on the Preferred Stock that are not paid in cash as of the applicable dividend payment date will be added to the Liquidation Preference and will thereafter no longer be payable in cash.


                                Page 8 of 13 Pages

     Conversion Rights. From and after receipt of the Stockholder Approval, at the option of the holder, the Preferred Stock will be convertible into the number of fully paid and nonassessable shares of Common Stock equal to the aggregate Liquidation Preference of the shares of Preferred Stock being converted divided by $18.00, subject to adjustment in certain cases. For so long as Stockholder Approval has not been obtained, the Preferred Stock will be convertible at the option of the holder into the number of shares of a newly created series of junior preferred stock (the "Junior Preferred Stock") determined pursuant to the preceding sentence. The Junior Preferred Stock will be non-redeemable and will have, at least, all rights of a share of Common Stock, including the right to participate no less than pari passu with the Common Stock as to dividends and any other distributions declared on the Common Stock and payment upon liquidation and the right to vote with the Common Stock on a share for share basis. The conversion privileges set forth above will include customary anti-dilution protection.

     Optional Redemption. The Company will not have the right to redeem the Preferred Stock prior to the later of (a) the third anniversary of the Issue Date and (b) receipt of the Stockholder Approval. Thereafter, the Company will have the right, upon 30 days' prior notice, to redeem the Preferred Stock, in whole but not in part, at the Liquidation Preference; provided, if such redemption is prior to the fifth anniversary of the Issue Date, the Company shall have such right only if the average closing price of the Common Stock for thirty consecutive trading days exceeds 150% of the conversion price then in effect.

     Ranking.   The Preferred Stock will rank senior to all existing and future classes of common or preferred stock of the Company.

     Voting Rights. Holders of Preferred Stock and Junior Preferred Stock have the right to vote, together with the Common Stock, as a single class, on all matters on which holders of the Common Stock are entitled to vote, based upon the number of shares of Common Stock then issuable upon the conversion of such Preferred Stock or in lieu of whose issuance the Junior Preferred Stock was issued. The Preferred Stock and the Junior Preferred Stock will each be entitled to vote as a separate class with respect to amendments to the Company's certificate of incorporation, by merger or otherwise, that adversely affect the rights of each such class of stock. In addition, for so long as any shares of Preferred Stock or Junior Preferred Stock are outstanding, the holders of Preferred Stock and Junior Preferred Stock, voting separately as a class, will have the right to elect the number of directors of the Company that Apollo and Blackstone and their affiliates would be entitled to elect as described below.

     Change of Control. Upon a change of control, the Company will offer to purchase any and all shares of Preferred Stock at 101% of the Liquidation Preference.

     The Company has agreed to used its best efforts to obtain Stockholder Approval and has entered into certain specific undertakings in that regard. In addition, the Investors have agreed that upon acquisition of the Preferred Stock, they would agree to vote in favor of approval of the conversion of the Preferred Stock to Common Stock.

     The Company, the Reporting Persons and certain affiliates of Blackstone (such affiliates of Blackstone, together with the Reporting Persons, the "Shareholders") have entered into a second letter agreement on March 7, 1999 (the "Amendments Letter Agreement") providing for certain amendments to (i) the Amended and Restated Shareholders Agreement, dated as of April 21, 1997 (the "Shareholders Agreement"), between the Company and the Shareholders, and (ii) the Registration Rights Agreement, dated as of April 21, 1997 (the "Registration Rights Agreement"), between the Company and the Shareholders. Such amendments would become

                                Page 9 of 13 Pages
effective upon issuance of the shares of Preferred Stock to the Investors in accordance with the Equity Commitment Letter Agreement.

     In accordance with the Amendments Letter Agreement, upon the issuance of the shares of Preferred Stock to the Investors in accordance with the Equity Commitment Letter Agreement, the Shareholders Agreement would be amended, among other things, (i) to expand the terms of the Shareholders agreement, generally, to cover the Preferred Stock as well as securities into which the Preferred Stock is convertible, (ii) to extend the standstill period, during which the Investors would not make certain acquisitions and take certain other actions, to a period of ten years from the date the Preferred Stock is issued (subject to earlier termination of the standstill period in certain circumstances), (iii) to extend to ten years from the date the Preferred Stock is issued the period during which the Shareholders would have the right to designate directors of the Company, and (iv) to increase from four to five the maximum number of directors of the Company that the Shareholders would be entitled to designate, subject to a reduction in the number of such designees if the Shareholders decrease their ownership of shares by specified percentages.

     In addition, in accordance with the Amendments Letter Agreement, upon the issuance of the Preferred Stock to the Investors, the Registration Rights Agreement would be amended to provide, among other things, for additional demand registrations (in addition to the demand registrations currently provided with respect to the Common Stock) covering the Preferred Stock as well as the securities into which it is convertible.

     The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Equity Commitment Letter Agreement and the Amendments Letter Agreement, a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

     The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Company's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Common Stock, Preferred Stock or Junior Preferred Stock beneficially owned or acquired by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this
Schedule 13D to reflect such change.

     The statements in this Schedule 13D shall not be construed as an admission that the Reporting Persons and any other persons or entities constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder. Further, the Reporting Persons disclaim any pecuniary interest in any Shares or any other securities of the Company held by any other person or entity.

                               Page 10 of 13 Pages

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

     Item 7 is hereby amended by adding the following text at the end thereof:

     Exhibit 8  Equity Commitment Letter Agreement.

     Exhibit 9  Amendments Letter Agreement.

                               Page 11 of 13 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 1999


               APOLLO INVESTMENT FUND III, L.P.

               By:  Apollo Advisors II, L.P.,
                         its General Partner
                    By:  Apollo Capital Management II, Inc.,
                             its General Partner

                         /s/ Michael D. Weiner
                    By: ___________________________
                        Name:  Michael D. Weiner
                        Title: Vice President,
                                Apollo Capital Management II, Inc.


               APOLLO OVERSEAS PARTNERS III, L.P.

               By:  Apollo Advisors II, L.P.,
                         its Managing General Partner
                    By:  Apollo Capital Management II, Inc.,
                             its General Partner

                         /s/ Michael D. Weiner
                    By: _____________________________
                        Name:  Michael D. Weiner
                        Title: Vice President,
                                Apollo Capital Management II, Inc.


               APOLLO (UK) PARTNERS III, L.P.

               By:  Apollo Advisors II, L.P.,
                     its Managing General Partner
                  By:  Apollo Capital Management II, Inc.,
                         its General Partner

                       /s/ Michael D. Weiner
                  By: ____________________________
                     Name:  Michael D. Weiner
                     Title: Vice President, Apollo Capital Management II, Inc.



                              Page 12 of 13 Pages

               APOLLO ADVISORS II, L.P.

               By:  Apollo Capital Management II, Inc.,
                       its General Partner

                         /s/ Michael D. Weiner
                    By: ____________________________
                        Name:  Michael D. Weiner
                        Title:  Vice President,
                                  Apollo Capital Management II, Inc.


               APOLLO MANAGEMENT IV, L.P.

               By:  AIF IV Management, Inc.,
                        its General Partner

                       /s/ Michael D. Weiner
                  By: ______________________________
                      Name:  Michael D. Weiner
                      Title: Vice President, AIF IV Management, Inc.

                               Page 13 of 13 Pages